Exhibit 99.5

Wolseley plc
$1.2 billion Private Placement of Notes

Wolseley plc (NYSE: WOS) announced today that, through its subsidiary, Wolseley Capital, Inc., it intends to sell $1.2 billion aggregate principal amount of senior guaranteed notes (the “Notes”), in eight tranches, six at fixed rates with maturities ranging from 3 to 15 years, and two at floating rates with maturities ranging from 3 and 7 years. Each tranche of Notes has a bullet maturity. The net proceeds of the Notes will be used principally to fund working capital for Wolseley plc and its subsidiaries and to refinance existing debt facilities, which are due to mature within the next two years. The transaction is scheduled to close in November 2005, subject to investor due diligence.

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This announcement shall not constitute or form part of an offer to sell or the solicitation of an offer to buy, any securities in the United States or in any other jurisdiction nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. Wolseley is not making a public offering of the Notes in the United States or in any other jurisdiction. In the United Kingdom, this press release does not constitute an invitation or inducement to participate in the offering of the Notes.

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Company contacts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass